Exhibit 99.1

Mimecast Announces New Board Member Aron Ain

Kronos CEO Joins Mimecast’s Board of Directors

Watertown, MA – April 3, 2017 – Mimecast Limited (NASDAQ: MIME), a leading email and data security company, today announced Aron Ain has joined its Board of Directors. Aron Ain has been chief executive officer of Kronos Incorporated, a leading global provider of workforce management and human capital management cloud solutions, since 2005.

“We’re excited to welcome Aron as a member of our Board, as he brings more than 38 years of experience in both operations and market leadership,” said Peter Bauer, CEO & Chairman, Mimecast. “We appreciate his willingness to serve and look forward to benefitting from his breadth and depth of knowledge from working at a billion dollar global enterprise.”

Since he joined Kronos in 1979, Ain has played a role in nearly every functional department at the company, helping to build what is today a $1.2 billion global enterprise software powerhouse. Ain has been instrumental in revolutionizing the way organizations manage their workforces with products and services designed to serve global customer needs, increase productivity, manage compliance risk, and drive employee engagement.

Ain has a bachelor’s degree in economics and government from Hamilton College, and participated in a series of executive education programs, including the AEA/Stanford Executive Institute at Stanford University.

About Mimecast

Mimecast (NASDAQ: MIME) makes business email and data safer for 24,900 customers and their millions of employees worldwide. Founded in 2003, the company’s next-generation cloud-based security, archiving and continuity services protect email and deliver comprehensive email risk management.

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